Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

23 January 2017

PRIMA BIOMED TO PRESENT AT 2ND ANNUAL

CANCER IMMUNOTHERAPY CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces that the submission titled “TACTI-mel, Two ACTive Immunotherapies in Melanoma: Combination of IMP321 (LAG-3Ig) with an Anti-PD-1 Antagonist in a Phase I Trial” has been accepted for a presentation at the 2nd Annual Cancer Immunotherapy Conference, part of 24th International Molecular Medicine Tri-Conference, in San Francisco, California, between February 20 – 22, 2017.

Prima’s Chief Medical & Scientific Officer, Dr Frédéric Triebel, will deliver the presentation between 12:00pm – 12:30pm on Monday, February 20, which will be based on the pre-clinical results for the anti-PD-1/IMP321 combination and TACTI-mel trial design. A copy of these presentation slides will be made available on the Prima BioMed website at this time.

Further information on the conference can be found at http://www.triconference.com/Cancer-Immunotherapy

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com